

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 19, 2018

Via E-Mail
Carl Wu
Chief Executive Officer
New Frontier Corporation
23rd Floor, 299 QRC
287-299 Queen's Road Central
Hong Kong

> **Re:** **New Frontier Corporation**
> **Registration Statement on Form S-1**
> **Filed June 4, 2018**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 14, 2018**
> **File No. 333-225421**

Dear Mr. Wu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   On page 7 you state that you will maintain a corporate website and on page 109 you note that certain governance documents will be available on your website. Please revise to identify the domain name of your website.

Management, page 104

2.   Please ensure the nature of each person's principal occupation and employment during the past five years is clear in their biography. For example, please clarify when Mr. Chang worked in the capacities outlined.

Financial Statements

Balance Sheet, page F-3

3.   We note per your response to prior comment 11 and the updated disclosure indicating that the 10.75 million shares of Class B common stock subscribed to by your sponsor on April 19, 2018 were issued on May 29, 2018 for a $25,000 capital contribution. Please advise how you continue to indicate that as of April 19, 2018, you had 10.75 million shares of Class B common stock issued and outstanding.

Statement of Operations, page F-4

4.   We note that on June 13, 2018 you forfeited 475,000 shares based on the forward purchase agreements with your anchor investors; please tell us what consideration you gave to providing subsequent events disclosure noting that not all 5 million shares would be subject to forfeiture as illustrated in your calculation of basic and diluted net loss per share. Additionally, address the exclusion of 750,000 shares, since as of the audit report date it is unclear whether your underwriters will exercise their overallotment option.

Exhibit 5.1

5.   Please revise the assumptions contained in the first paragraph on page 2 that all parties had the power to enter into and perform all obligations and that all documents have been duly authorized and executed by all parties, to exclude the registrant. Please refer to Staff Legal Bulletin No. 19 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Joel Rubinstein, Esq.
        Winston & Strawn LLP